UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended December 21, 2009	Commission File Number: 000-14884

SAND TECHNOLOGY INC.
(Translation of registrant's name into English)

215 Redfern, Suite 410
Westmount, Quebec, Canada H3Z 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[X] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements for the Period Ended October 31, 2009

99.2	Management's Discussion and Analysis for the Period Ended October 31, 2009

99.3	Form 52-109DV2 - Certification of Interim Filings - Venture Basic Certificate - CEO

99.4	Form 52-109DV2 - Certification of Interim Filings - Venture Basic Certificate - CFO

99.5	Press Release dated December 18, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAND TECHNOLOGY INC.
(Registrant)

Date: December 21, 2009	By:	/s/ Thomas O'Donnell
Thomas O'Donnell

	Title:	President and Chief Executive Officer